Exhibit 99.1

Nam Tai Property Appoints Zhou Chongqing to its Board of Directors

SHENZHEN, China—(BUSINESS WIRE)--Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today announced the immediate appointment of Zhou Chongqing to the Company’s Board of Directors (the “Board”). In addition, the Company announced that Jeffrey Tuder and Paula J. Poskon have resigned from their director positions, resulting in a reduction of the Board to eight members.

Michael Cricenti, Nam Tai’s Chairman, commented:

“We are pleased to welcome Mr. Zhou to the Board. In addition to having a deep understanding of China and its various markets, Mr. Zhou possesses additive experience in corporate governance and real estate. He also has valuable knowledge of China’s business and public sectors. I also want to take this opportunity to thank Jeff and Paula for their service and commitment to Nam Tai.”

Zhou Chongqing Biography

Zhou Chongqing, age 63, is a Chinese national with a diverse background that spans accounting, corporate governance and real estate. He is currently an independent director of Wenfeng World Chain Development Co., Ltd. and has also served as a director of Nantong Jiangshan Agrochemical & Chemicals Co., Ltd. Some of his previous experience includes serving as a Deputy Section Chief, Section Chief and Reform Office Director of Nantong Commerce Bureau (Trade Bureau), as Assistant Director and Assistant Investigator of Nantong Trade Bureau, and as Chairman of the Board of Supervisors of Nantong State-owned Real Estate Group and the Nantong Grain and Oil Group.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by emailing our investor relations team.

CONTACTS

For Shareholders:

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com